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                                                                 Sub-Item 77D(g)

                  Policies with Respect to Security Investments

                    Invesco California Municipal Income Trust

The Board of Trustees of Invesco California Insured Municipal Income Trust (the "Fund") approved the elimination of the Fund's non-fundamental investment policy that required that the Fund invest substantially all of its assets in municipal securities that are insured at the time of purchase by insurers whose claims-paying ability is rated 'A' by S&P, 'A' by Moody's or the equivalent by another nationally recognized statistical rating organization. The change in policy was effective on January 23, 2012. In connection with this change, the Fund's name of Invesco California Insured Municipal Income Trust was changed to Invesco California Municipal Income Trust.